Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED THIRD QUARTER 2008 RESULTS
(Beijing, China, November 24, 2008) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the third quarter ended September 30, 2008:
Q3 2008 Highlights

	Third Quarter
	2008	2007	Variance in %
	(in thousands of U.S. dollars, except per ADS data)
1)Financial Data:
Net revenues	$15,228	$7,303	109%
GAAP net income	4,772	1,902	151%
Non-GAAP net income	6,383	2,983	114%
GAAP net income per ADS
Basic	$0.24	$0.10	140%
Diluted	$0.21	$0.08	163%
Non-GAAP net income per ADS
Basic	$0.32	$0.16	100%
Diluted	$0.28	$0.13	115%

2)Operating Data:
Registered users	10,900,000	8,100,000	35%
Active paid individual subscribers	115,000	45,500	153%
*	In the third quarter of 2008, world financial market experienced unprecedented crisis that changed investors’ behaviour globally. Particularly in September, as the credit crisis broke out in epic proportion, Chinese investors’ confidence significantly deteriorated and in the first time since the downturn started Chinese investors seemed making direct connections between the global crisis and domestic market. As a result, our customers became more cautious in their investment activities. While our execution remained consistent, we noticed a meaningful change in customers’ order pattern since September. Our cautious guidance for Q4 2008 also reflects our belief that current unfavourable macro environment may have lasting impact to our business in the coming quarters.

*	Net revenues reached $15.23 million for Q3 2008, up 109% year-over-year and 4% quarter-over-quarter. This compares to our prior guidance of $15.5-16.5 million. The slightly weaker than expected results was primarily due to extremely difficult business environment in late Q3 2008.

*	Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $6.38 million for Q3 2008, reaching the Company’s previous guidance of $6.30 to $7.10 million, up 114% year-over-year. Both non-GAAP basic and diluted net income per share were $0.06, and non-GAAP basic and diluted net income per ADS were $0.32 and $0.28 for Q3 2008, respectively.

*	GAAP net income was $4.77 million for Q3 2008, up 151% compared to $1.90 million for the third quarter of 2007. Basic and diluted GAAP net income per share were $0.05 and $0.04 for Q3 2008, respectively. Basic and diluted GAAP net income per ADS were $0.24 and $0.21 for Q3 2008, respectively.

*	Registered user accounts of jrj.com and stockstar.com grew to 10.90 million, an increase of 400,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, grew to 115,000 up 14% from the previous quarter. As of September 30, 2008, our Hong Kong brokerage operation Daily Growth, which was acquired in November, 2007, had approximately 1,200 customer accounts.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation of NON-GAAP measures to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and ” Reconciliations from net income to EBITDA and adjusted EBITDA”.
Q3 2008 Financial Results
Net Revenues:
For the third quarter of 2008, China Finance Online reported net revenues of $15.23 million, compared to $7.30 million for the same period in 2007, and $14.68 million for the second quarter of 2008, up 109% year-over-year and 4% quarter-over-quarter. Revenues from subscription service fees paid by individual customers were $13.38 million in the third quarter of 2008, representing 88% of net revenues for the quarter. Revenues from mobile value added services were $170,000, representing 1% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $407,000 in the third quarter of 2008, representing 3% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $764,000, representing 5% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, the Hong Kong securities brokerage firm which was acquired in November 2007, were $496,000 in the third quarter of 2008, representing 3% of net revenue for the quarter. Other revenues were $14,000, less than 1% of net revenues for the quarter.
Revenues breakdown is summarized in the following table:

	Three months ended
	September 30,2008		June 30,2008			September 30,2007
	(In thousands of U.S. dollars)
1)Subscription service fees paid by individual customers	13,377	88%	13,133	89%	6,163	84%
2)Revenues from mobile value added services	170	1%	370	3%	335	5%
3)Subscription service fees paid by institutional customers	407	3%	267	2%	216	3%
4)Revenues from advertising-related business	764	5%	758	5%	504	7%
5)Revenues from brokerage-related services	496	3%	121	1%	n/a	n/a
6)Revenues from others	14	<1%	30	<1%	85	1%
Total net revenues	15,228	100%	14,679	100%	7,303	100%
Gross Profit:
Gross profit for the quarter was $12.46 million, compared to $6.11 million for the same period in 2007 and $12.58 million for the second quarter of 2008. Gross margin was 82% in the third quarter, compared to 84% in the same period of 2007 and 86% in the second quarter of 2008.
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the third quarter of 2008 was $1.33 million in the quarter, compared to $634,000 from the third quarter of 2007 and $1.12 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the third quarter of 2008 was 9% in the quarter, compared to 9% for the third quarter of 2007 and 8% for the previous quarter.
Operating Expenses:
Operating expenses for the third quarter of 2008 totalled $8.56 million compared to $4.67 million for the same period in 2007 and $9.0 million from the previous quarter. The decrease from Q2 2008 is primarily due to the decreased stock-based compensation and the professional fees. Excluding stock-based compensation of $1.61 million, operating expenses was $6.95 million for the third quarter of 2008, compared to $3.59 million for the third quarter of 2007 and $7.03 million for the second quarter of 2008. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation was 46%, compared to 49% for the third quarter of 2007 and 48% for the second quarter of 2008.

●	General and administrative expenses for the quarter were $3.42 million, compared to $2.17 million for the same period in 2007 and $4.12 million from the previous quarter. The decrease from the previous quarter is primarily due to the decreased stock-based compensation and the professional fees. Excluding stock-based compensation of $1.54 million, general and administrative expenses was $1.88 million for the third quarter, compared to $1.16 million in the third quarter of 2007 and $2.23 million in the previous quarter. As a percentage of net revenue in the quarter, general and administrative expenses excluding stock-based compensation for the third quarter was 12%, and decreased from 16% for the third quarter of 2007 and 15% for the second quarter of 2008.

●	Sales and marketing expenses for the third quarter were $3.64 million, compared to $1.89 million for the same period in 2007 and $3.64 million from the previous quarter. Excluding stock-based compensation of $61,000, sales and marketing expenses was $3.58 million for the third quarter, compared to $1.85 million in the third quarter of 2007 and $3.57 million in the previous quarter. As a percentage of net revenue in the quarter, sales and marketing expenses excluding stock-based compensation for the third quarter was 24%, and decreased from 25% the same quarter in 2007, and flat from the second quarter of 2008.

●	Product development expenses for the third quarter were $1.49 million, compared to $614,000 for the same period in 2007 and $1.24 million from the previous quarter. The increase is primarily due to the increases in employee compensation as a result of increased headcounts and server depreciation expenses. Excluding stock-based compensation of $11,000, product development expenses were $1.48 million, compared to $575,000 in the third quarter of 2007 and $1.23 million in the previous quarter. As a percentage of net revenue in the quarter, product development expenses excluding stock-based compensation for the third quarter was 10%, increased from 8% in the third quarter of 2007 and the previous quarter.
Income from Operations:
Income from operations for the third quarter of 2008 was $3.90 million, compared to $1.44 million for the same quarter in 2007 and $3.58 million for the second quarter of 2008. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $1.61 million, was $5.51 million for the quarter, compared to $2.52 million for the same quarter in 2007 and $5.54 million for the second quarter of 2008.
Net Income and Non-GAAP Net Income:
Net income was $4.77 million, compared to net income of $1.90 million for the third quarter of 2007 and $4.56 million for the second quarter of 2008. Net income margin was 31% for Q3 2008, compared to 26% for the same period in 2007 and 31% for the second quarter of 2008.

Total income tax benefit for the quarter was $248,000, compared to $176,000 for the same period in 2007 and $88,000 for the previous quarter.
Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $6.38 million for the third quarter of 2008, compared to $2.98 million for the third quarter of 2007, and $6.53 million for the second quarter of 2008. Excluding stock-based compensation expenses, non-GAAP net income margin for the third quarter of 2008 was 42%, compared to non-GAAP net income margin of 41% for the same period in 2007 and 44% for the second quarter of 2008.
As part of the net income for the third quarter, the Company recorded a net foreign exchange gain of $184,000, compared with $41,000 from the third quarter of 2007 and $559,000 from the previous quarter.
Deferred Revenue:
Deferred revenue at the end of the third quarter of 2008, which represents prepaid service fees made by customers for subscription services that have not been rendered as of September 30, 2008, was $35.28 million, with current deferred revenue of $26.63 million and non-current deferred revenue of $8.65 million.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $82.40 million at the end of the third quarter of 2008, including cash denominated in RMB with an equivalent to $65.81 million and cash denominated in other foreign currencies with an equivalent to $16.59 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $14.53 million, compared to $11.06 million for the third quarter of 2007 and $16.72 million for the previous quarter.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, was $6.10 million for the third quarter of 2008, compared to $2.78 million in the third quarter of 2007 and $6.0 million in previous quarter.
Other Operating Metrics
As of September 30, 2008, the Company has 10.90 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 10.50 million in the previous quarter, an increase of 400,000 quarter-on-quarter.

Active paid individual subscribers grew to 115,000 at the end of the third quarter 2008, up 14% from 100,600 in the previous quarter.
As of September 30, 2008, our Hong Kong based brokerage service Daily Growth, which was acquired in November 2007, had approximately 1,200 customer accounts.
Outlook for Fourth Quarter 2008
The Company currently expects to generate net revenues in an amount ranging from $14.50 million to $15.0 million for the fourth quarter of 2008, representing a 63% to 69% increase from the corresponding period in 2007.
Under the backdrop of the unprecedented market turmoil and the looming global recession, the company believes it is prudent to take a conservative view on business planning and resource deployment. The company does not forecast a meaningful turnaround of the Chinese stock market and assumes still a challenging business environment in the coming quarters. Given the uncertainty ahead, we suggest our investors and analysts take an equally conservative stand in their forecast for Q4 2008 and 2009.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Standard Time on November 24, 2008 (or 9:00AM November 25, 2008 in the Beijing/HK time zone) following the announcement to discuss detailed operating results.
The conference call will be available on webcast live and replay at: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=183451&eventID=2030077. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 5512.
A replay of the conference call will be available from approximately 11:00PM Eastern Standard Time on November 24, 2008 (or 12:00PM November 25, 2008 in the Beijing/HK time zone) to 11:00PM Eastern Standard Time on December 01, 2008 (or 12:00PM December 02, 2008 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852- 3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 028967.

About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2007, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share and net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep.30 2008	Dec. 31 2007
Assets
Current assets:
RMB account	65,810	51,129
Foreign currency account	16,585	23,600
Cash and cash equivalents	82,395	74,729
Short term investments-trading securities	137	—
Trust bank balances held on behalf of customers	2,220	2,850
Advance to employees	2,657	1,673
Accounts receivable, net	4,413	1,491
Prepaid expenses and other current assets	15,659	2,947
Deferred tax assets, current	389	1,130
Total current assets	107,870	84,820
Cost method investment	1,480	1,480
Property and equipment, net	8,852	5,455
Acquired intangible assets, net	1,842	1,938
Rental deposits	594	500
Goodwill	10,770	9,652
Deferred tax assets, non-current	1,279	14
Other deposits	25	25
Total assets	132,712	103,884

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	26,636	20,457
Accrued expenses and other current liabilities	5,543	6,951
Amount due to customers for trust bank balances held on behalf of customers	2,220	2,850
Accounts payable	529	764
Deferred tax liability, current	132	—
Income taxes payable	—	12
Total current liabilities	35,060	31,034
Deferred tax liability, non-current	257	352
Deferred revenue, non-current	8,646	4,665
Total liabilities	43,963	36,051
Minority interests	—	471
Total shareholders’ equity	88,749	67,362
Total liabilities and shareholders’ equity	132,712	103,884

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Sep 30,2008	Sep 30,2007	Jun 30,2008
Net revenues	15,228	7,303	14,679
Cost of revenues	(2,768)	(1,192)	(2,101)

Gross profit	12,460	6,111	12,578
Operating expenses
General and administrative(includes share-based compensation expenses of $1,539,$1,005 and $1,888, respectively)	(3,422)	(2,169)	(4,121)
Sales and marketing(includes share-based compensation expenses of $61,$37 and $66, respectively)	(3,641)	(1,887)	(3,639)
Product development(includes share-based compensation expenses of $11,$39 and $13, respectively)	(1,493)	(614)	(1,241)

Total operating expenses	(8,556)	(4,670)	(9,001)
Income from operations	3,904	1,441	3,577
Interest income	515	243	345
Investment loss	(76)	—	—
Other income (loss), net	(3)	1	(11)
Exchange gain, net	184	41	559

Income before income tax benefit	4,524	1,726	4,470
Income tax benefit	248	176	88
Minority interests in net income of consolidated subsidiary			3

Net income	4,772	1,902	4,561
Income attributable to ordinary shareholders	4,772	1,902	4,561
Income per share
Basic	$0.05	$0.02	$0.05
Diluted	$0.04	$0.02	$0.04
Income per ADS
Basic	$0.24	$0.10	$0.23
Diluted	$0.21	$0.08	$0.20
Weighted average ordinary shares
Basic	99,059,916	94,746,984	98,829,766
Diluted	113,911,176	112,667,599	114,810,694
Weighted average ADSs
Basic	19,811,983	18,949,397	19,765,953
Diluted	22,782,235	22,533,520	22,962,139

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Sep.30,2008	Sep.30,2007	Jun.30,2008
Cash flows from operating activities:
Net income	4,772	1,902	4,561
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	1,611	1,081	1,967
Depreciation and amortization	580	254	455
Deferred taxes	(249)	(146)	(94)
Loss on disposal of property and equipment	16	—	11
Loss from short term investments	76	—	—
Minority interests	—	—	(3)
Changes in assets and liabilities:
Accounts receivable	56	92	(2,643)
Prepaid expenses and other current assets	(4,446)	(896)	(3,777)
Advance to employees	(500)	(1,650)	(1,013)
Trust bank balances held on behalf of customers	2,567	—	(1,585)
Rental deposits	(2)	(29)	(34)
Deferred revenue	54	4,195	4,214
Accounts payable	38	11	29
Amount due to customers for trust bank balances held on behalf of customers	(2,567)	—	1,585
Accrued expenses and other current liabilities	(1,312)	1,548	669
Income taxes payable	(6)	(33)	(76)
Net cash provided by operating activities	688	6,329	4,266

Cash flows from investing activities:
Prepayment of businesses acquisition	(3,583)	—	(628)
Purchase of property and equipment	(1,325)	(648)	(2,269)
Net cash used in investing activities	(4,908)	(648)	(2,897)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	194	1,199	312
Proceeds from exercise of options granted to non-employees	42	214	—
Proceeds from capital Injection	—	—	1,006
Net cash provided by financing activities	236	1,413	1,318

Effect of exchange rate changes	451	836	843

Net increase in cash and cash equivalents	(3,533)	7,930	3,530
Cash and cash equivalents, beginning of quarter	85,928	56,152	82,398
Cash and cash equivalents, end of quarter	82,395	64,082	85,928

China Finance Online Co. Limited
RECONCILIATIONS OF NON-GAAP MEASURES TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended Sep. 30, 2008
	Reported			Adjusted
	US GAAP	Adjustment		Non-GAAP
Net revenues	15,228			15,228
Cost of revenues	(2,768)			(2,768)

Gross profit	12,460			12,460
Operating expenses
General and administrative	(3,422)	1,539	(a)	(1,883)
Sales and marketing	(3,641)	61	(a)	(3,580)
Product development	(1,493)	11	(a)	(1,482)

Total operating expenses	(8,556)	1,611		(6,945)
Income from operations	3,904	1,611		5,515
Interest income	515			515
Investment loss	(76)			(76)
Other loss, net	(3)			(3)
Exchange gain, net	184			184

Income (loss) before income tax benefit	4,524	1,611		6,135
Income tax benefit	248			248

Net income	4,772	1,611		6,383

Net income per share
Basic	$0.05	$0.01		$0.06
Diluted	$0.04	$0.02		$0.06

Net income per ADS
Basic	$0.24	$0.08		$0.32
Diluted	$0.21	$0.07		$0.28

Weighted average ordinary shares
Basic	99,059,916			99,059,916
Diluted	113,911,176			113,911,176
Weighted average ADSs
Basic	19,811,983			19,811,983
Diluted	22,782,235			22,782,235

(a)	Exclude total share-based compensation expense of $1,611.

Non-GAAP Measures

	Three months ended Sep. 30, 2008				Three months ended Sep. 30, 2007				Three months ended Jun. 30, 2008
	(U.S. Dollar in thousands)				(U.S. Dollar in thousands)				(U.S. Dollar in thousands)
	GAAP Result	Adjustment		Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results
		(a	)			(a	)			(a	)
Income from operations	3,904	1,611		5,515	1,441	1,081		2,522	3,577	1,967		5,544

	Three months ended Sep. 30, 2008				Three months ended Sep. 30, 2007				Three months ended Jun. 30, 2008
	(U.S. Dollar in thousands)				(U.S. Dollar in thousands)				(U.S. Dollar in thousands)
	GAAP Result	Adjustment		Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results
		(a	)			(a	)			(a	)
Net income	4,772	1,611		6,383	1,902	1,081		2,983	4,561	1,967		6,528

(a)	The adjustment is for share-based compensation expenses.
Reconciliations from net income to EBITDA and adjusted EBITDA

	Three months ended	Three months ended	Three months ended
	Sep. 30, 2008	Sep. 30, 2007	Jun. 30, 2008
	(U.S. Dollar in thousands)
Net income	4,772	1,902	4,561
Adjustment
Interest income	(515)	(243)	(345)
Income tax benefit	(248)	(176)	(88)
Other income and expenses	(105)	(42)	(551)
Depreciation	498	180	375
Amortization of intangibles and others	82	74	80
EBITDA	4,484	1,695	4,032
Share-based compensation	1,611	1,081	1,967
Adjusted EBITDA	6,095	2,776	5,999